1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 10, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.01	Announcement on 2023/07/06:	The Company to participate in investor conference held by JPMorgan

99.02	Announcement on 2023/07/06:	Chunghwa Telecom to hold conference call for the second quarter 2023 results

99.03	Announcement on 2023/07/07:	The Board approved the appointment of senior management

99.04	Announcement on 2023/07/10:	Chunghwa Telecom announces its operating results for June 2023

99.05	Announcement on 2023/07/10:	June 2023 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2023

Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The Company to participate in investor conference held by JPMorgan

Date of events: 2023/07/19

Contents:

1.
Date of institutional investor conference: 2023/07/19~2023/07/20

2.
Time of institutional investor conference: 21:00 am (Taipei time)

3.
Location of institutional investor conference: New York, USA

4.
Outline of institutional investor conference:

Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.
Any other matters that need to be specified:

The conference is held at 09:00am New York time during 7/19-7/20.

EXHIBIT 99.02

Chunghwa Telecom to hold conference call for the second quarter 2023 results

Date of events: 2023/08/08

Contents:

1.
Date of institutional investor conference: 2023/08/08

2.
Time of institutional investor conference: 15:00

3.
Location of institutional investor conference: Teleconference

4.
Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on August 8, 2023 Taipei time for the brief information and presentation of the investor conference.

5.
Any other matters that need to be specified:

Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.03

The Board approved the appointment of senior management

Date of events: 2023/07/07

Contents:

1.
Date of occurrence of the event: 2023/07/07

2.
Company name: Chunghwa Telecom Co., Ltd.

3.
Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4.
Reciprocal shareholding ratios: N/A

5.
Cause of occurrence:

The 4th extraordinary meeting of the 10th Board of Directors has approved that

(1)
Mr. Chau-Young Lin, president of Information Technology Group, was promoted to president of the company on July 7, 2023, and his position will be replaced by Mr. Jung-Kuei Chen, vice president of Telecommunication Laboratories from July 13, 2023.
(2)
Ms. Li-Show Wu, president of Enterprise Business Group, will be removed from the post of president on July 13, 2023, and her position will be replaced by Mr. Ben-Yuan Chang, president of Taipei Branch.
(3)
Mr. Rong-Shy Lin, president of Telecommunication Laboratories, will be removed from the post of president on July 13, 2023, and his position will be replaced by Mr. Tian-Tsair Su, president of Consumer Business Group.
(4)
After the transfer of Mr. Tian-Tsair Su, president of Consumer Business Group, on July 13, 2023, the position will be replaced by Mr. Hsueh-Hai Hu, vice president of Consumer Business Group.
(5)
Mr. Wei-Keo Hong, senior executive vice president of Chunghwa Telecom, will be removed from the post and serve as president of Telecommunications Training Institute on July 13, 2023. The position of senior executive vice president of Chunghwa Telecom will be replaced by Mr. Chih-Cheng Chien, president of Mobile Network Group, and concurrently serve as president of Mobile Network Group.

6.
Countermeasures: None

7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): The effective date is July 13, 2023.

EXHIBIT 99.04

Chunghwa Telecom announces its operating results for June 2023

Date of events: 2023/07/10

Contents:

1.
Date of occurrence of the event: 2023/7/10

2.
Company name: Chunghwa Telecom Co., Ltd.

3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.
Reciprocal shareholding ratios: N/A

5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for June 2023:

The Company’s revenue was approximately NT$18.65 billion, income from operation was approximately NT$4.03 billion, net income attributable to stockholders of the parent was approximately NT$3.36 billion, EBITDA was approximately NT$7.38 billion and earnings per share was NT$0.43 for June 2023.

The Company’s revenue was approximately NT$107.67 billion, income from operation was approximately NT$24.43 billion, net income attributable to stockholders of the parent was approximately NT$19.58 billion, EBITDA was approximately NT$44.25 billion and earnings per share was NT$2.52 for the six months ended June 30, 2023.

6.
Countermeasures: None

7.
Any other matters that need to be specified: None

EXHIBIT 99.05

Chunghwa Telecom

July 10, 2023

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2023.

1) Sales volume (NT$ Thousand)

Period	Items	2023	2022	Changes	%
Jun.	Net sales	18,654,333	17,387,760	(+)1,266,573	(+)7.28%
Jan.-Jun.	Net sales	107,674,556	103,730,449	(+)3,944,107	(+)3.80%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,967,923

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	164,675
	Fair Value	3,444
	The amount of unrealized gain(loss) recognized this year	-70

Settled Position	Total amount of contract	293,138
	The amount of realized gain(loss) recognized this year	9,807

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	474,192
	Fair Value	9,932
	The amount of unrealized gain(loss) recognized this year	-2,960

Settled Position	Total amount of contract	775,007
	The amount of realized gain(loss) recognized this year	17,011

b Trading purpose : None